Delisting Determination, The Nasdaq Stock Market, LLC, April 30, 2025, Mondee Holdings, Inc.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the stock of Mondee Holdings, Inc.
effective at the opening of the trading session on May 16, 2025.
Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5250(c)(1).
The Company was notified of the Staff determination on November 27, 2024. The Company did not exercise its right to appeal. The Company stock was suspended on December 6, 2024. The Staff determination to delist the Company stock became final on December 6, 2024.